Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol: SVM.TO	December 18, 2008

TECHNICAL REPORT COMPLETED ON THE TLP-LM PROJECT, HENAN PROVINCE, CHINA

VANCOUVER, British Columbia – December 18, 2008 – Silvercorp Metals Inc. (“Silvercorp” or “the Company”), China's largest primary silver producer, is pleased to report that a new National Instrument (“NI”) 43-101 Technical Report on the TLP-LM project in the Ying Mining District of Central China dated November 20, 2008 (the “Technical Report”), has been completed and is available for review on the SEDAR system or on the Company’s website at www.silvercorp.ca.  The Technical Report and Pre-Feasibility Study of the TLP and LM projects is based on the development and exploration work completed by the Company from December 2007 to August 31, 2008.

The Technical Report is authored by Chris Broili, C.P. Geo., L.P. Geo., and Mel Klohn, L.P. Geo., both of BK Exploration Associates; and Ron Moran, P.Eng., of Vetrin Mine Planners. The authors are independent Qualified Persons as defined by National Instrument 43-101.

Silvercorp is exploring and developing the TLP property through its 77.5%-owned joint venture company, Henan Found Mining Ltd., which acquired 100% ownership of the property in December 2007.  The Company is exploring and developing the adjacent LM property through its 70%-owned joint venture company, Henan Huawei Mining Co. Ltd., which acquired 100% ownership of the LM property in November 2007.

The following are highlights from the report:

From December 2007 to August 31, 2008, Silvercorp completed a total of 21,307 m of tunnels, tunnel enlarging, drifts, declines, raises or shafts, and 25,744 m of underground and surface drilling on the TLP and LM properties. Channel sampling, exposures in underground tunnels and underground drilling have defined sulfide-bearing veins containing silver-lead-zinc mineral resources that are quantified in the Technical Report. The mineralization identified to date at TLP occurs in 11 discrete tabular quartz-ankerite veins consisting of massive sulfide zones averaging 1.56 m in width.  At LM, the mineralization occurs in 14 quartz-veins with massive sulfide zones averaging approximately 0.71 m in width.

The TLP–LM project area is crossed by numerous mineralized structures. To date, at least 25 major vein structures have been mapped in detail and an equal number of smaller vein structures have been identified but not yet examined in detail. Mineralization in the veins consists of silver-bearing galena and freibergite accompanied by some sphalerite, chalcopyrite and small amounts of pyrite. Much of the galena occurs as massive lenses of sheared granular steely material, up to one meter thick and 100 m or more in vertical and horizontal dimensions. The gangue consists mostly of fine-grained silica with ankerite. The mineralization in the TLP–LM project, as in the Coeur d’Alene District (Idaho, USA), shows evidence of changes both laterally and to depth in character and contained metal ratios, probably a result of district-scale zonation.

Mineral Resources

The current estimated mineral resources (at a 50 g/t Ag-equivalent cutoff) of the veins defined at the TLP and LM mines are as follows:

				Average Grade				Contained Metal
				Ag	Ag	Pb	Ag equiv.			Silver
Mine	Resource	Width						Ag	Pb	equiv.
	Category	(m)	Tonnes	g/t	oz/t	%	g/t	ounces	tonnes	ounces*
TLP	Measured	1.54	910,811	119	3.82	2.86	239.45	3,483,248	26,009	7,226,666
	Indicated	1.56	3,247,978	145	4.66	2.17	236.29	15,132,435	70,334	25,207,201
	Meas+Ind	1.56	4,158,789	139	4.48	2.32	236.98	18,615,683	96,343	32,433,867
	Inferred	1.49	2,708,161	143	4.59	2.40	243.76	12,417,352	64,910	21,693,963

LM	Measured	0.64	118,397	254	8.17	2.17	345.6	967,327	2,567	1,354,959
	Indicated	0.75	244,077	256	8.23	2.08	343.87	2,009,885	5,075	2,797,058
	Meas+Ind	0.71	362,474	255	8.21	2.11	344.43	2,977,213	7,642	4,152,018
	Inferred	0.57	106,531	238	7.67	2.93	362.07	816,572	3,122	1,274,891

*Ag Equivalent is calculated using US$6.50/oz Ag, US$0.40/lb Pb and US$0.45/lb Zn.  Calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

Mine Plan and Economic Analysis

Based on a five-year mine plan (years 2009 to 2013) developed in the accompanying prefeasibility study portion of the Technical Report, the TLP mine is expected to produce a total of 1,596,000 tonnes with an average grade of 212 g/t Ag and 2.67% Pb.  The LM mine will produce 268,160 tonnes with an average grade of 316 g/t Ag and 2.14% Pb.

The production projection is based on Measured and Indicated mineral resources using the 150 g/t Ag equivalent cutoff with 80 to 85% mining recovery rates and 20 to 70% dilution factors.  After 6,600 m of mine development at a cost of US$2,105,447, the TLP and LM mines can ramp-up and sustain production of over 1,000 and 150 tonnes per day, respectively.  A breakdown of the production schedule is as follows:

Five-year Production Summary for the TLP and LM Mines

Year	TLP Mine			LM Mine
	Tonnes	Ag (g/t)	Pb (%)	Tonnes	Ag (g/t)	Pb (%)
2009	252,000	163	2.71	44,520	338	1.68
2010	336,000	202	2.64	52,080	385	1.78
2011	336,000	216	2.78	51,149	323	2.23
2012	336,000	242	2.58	57,660	261	3.05
2013	336,000	225	2.64	62,571	289	1.85
Total	1,596,000	212	2.67	268,160	316	2.14

Based on metal prices of US$9.50/oz Ag and US$ 0.60/lb Pb and assuming total production cost of US$46.10 per tonne, Silvercorp’s share of net profits generated from the planned 5-year mine production for the TLP-LM project is US$26.06 million. Breakdown of each year’s net cash flow is anticipated to be US$1.21 million for the first year, US$6.05 million for the second year, US$6.73 million for the third year, US$6.39 million for the fourth year and US$5.68 million for the fifth year.

If revenue from lead is used to cover production cost, then averaging unit silver production cost adjusted for lead credit is projected to be US$3.41/oz for the TLP mine and US$2.62/oz for the LM mine. If lead is treated as free credits and only silver revenue is used to cover the production cost, then the averaging unit silver production costs for the TLP and LM mines are projected to be US$7.51/oz and US$4.98/oz, respectively.

Net cash flow generated from production over the five-year mine plan is expected to be US$26,702,379 for 100% of the TLP mine and US$7,665,749 for 100% of the LM mine.

Payback

Capital expenditures of US$8,835,447, including mine development and ongoing programs, is budgeted for the TLP-LM project.  The payback period for TLP-LM is approximately one and a half years.

Michael Hibbitts, P.Geo., Silvercorp’s V.P. Operations, is the Company's Qualified Person on the project under NI 43-101 and has reviewed and given consent to the press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People’s Republic of China (“China”).  Currently, the Company’s main mining operations are the Ying Silver-Lead-Zinc mine (“Ying Silver Project”) and the Hou-Ping Gou Silver-Gold-Lead-Zinc mine (“HPG Project”), owned through its 77.5% and 70% Chinese subsidiary companies, respectively.  The Company's common shares trade on the TSX Exchange under the symbol “SVM”. The Company’s shares are included in the S&P/TSX Composite Index and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Projections of the mine plan, total production, production costs, and payback are based on mineral resources which are not mineral reserves and do no have demonstrated economic viability.  As a result, actual results may vary materially from those described in the forward-looking statements.  There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements.  The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.  The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press releases uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally of an Inferred Mineral Resource existence, or is economically or legally mineable.